
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3561

February 1, 2010

Mr. Zak W. Elgamal
Chief Executive Officer
American Surgical Holdings, Inc.
10039 Bissonet, Suite #250
Houston, TX 77036-7852

> **RE: American Surgical Holdings, Inc.**
> **Amendment to Registration Statement on Form S-1**
> **File No. 333-163925**
> **Filed January 26, 2010**

Dear Mr. Elgamal:

        We have limited our review of your filing to the issue we have addressed in our comment. Where indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. We may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note the company has a December 31 year-end and that it filed its most recent amendment on January 26, 2010. Please review your document to ensure that it is appropriately updated throughout. We note, for example, that the company has not updated its disclosures responsive to Item 402 of Regulation S-K in its most recent amendment.

Description of Securities to be Registered, page 10

2.   Please revise your discussion under Warrants to consistently present the exercise
price. The first paragraph continues to reflect an exercise price of $2.00. Also
your revised disclosure indicates that the note holders received new warrants in
exchange for the old warrants. The meaning of this statement was unclear as your
existing disclosure reflects that the warrants were amended not exchanged. If
new warrants were given as additional consideration in addition to the warrant
amendments then revise to state so clearly and disclose the number of warrants
issued and their exercise price throughout.

As appropriate, please amend your registration statement in response to this
comment. You may wish to provide us with marked copies of the amendment to expedite
our review. Please furnish a cover letter with your amendment that keys your responses
to our comment and provides any requested information. Detailed cover letters greatly
facilitate our review. Please understand that we may have additional comments after
reviewing your amendment and responses to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Act of 1933 and that they have provided all information investors require
for an informed investment decision. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the
accuracy and adequacy of the disclosures they have made.

We direct your attention to Rules 460 and 461 regarding requesting acceleration
of a registration statement. Please allow adequate time after the filing of any amendment
for further review before submitting a request for acceleration. Please provide this
request at least two business days in advance of the requested effective date.

Please contact Jay Williamson at (202) 551-3393 or Pam Howell at (202) 551-
3357 with any questions.

Sincerely,

John Reynolds
Assistant Director

Mr. Zak Elgamal
Chief Executive Officer
American Surgical Holdings Inc.
February 1, 2010
p. 3

Cc: Gregg E. Jaclin
Fax: (732) 577-1188